Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2009

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

Re: Assured Guaranty Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended March 31, 2008, June 30, 2008 and
September 30, 2008
File No. 1-32141

Dear Mr. Mills:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Branch Chief